AIS

04030666

RECEIVED
2004 JUN 14 P 2: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 10, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 072/2004**

Subject:	Notification of the Book Closing of Debentures of the Company (AIS04NA, AIS06NA, AIS063A, AIS073A, AIS093A and AIS093B)
Date:	June 10, 2004
Refer to:	The Letter No. IVS 04/0942, IVS 04/0944, IVS 04/0946, IVS 04/0948, IVS 04/0949, IVS 04/0951 of DBS THAI DANU BANK. On June 9, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Faithfully yours,

[signature]

dlw 6/15

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 10, 2004

RECEIVED
2004 JUN 14 P 2: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CP- AIS 072/2004

June 10, 2004

Re: Notification of the Book Closing of Debentures of the Company (AIS04NA, AIS06NA, AIS063A, AIS073A, AIS093A and AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/0942, IVS 04/0944, IVS 04/0946, IVS 04/0948, IVS 04/0949, IVS 04/0951 of DBS THAI DANU BANK on June 9, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc., the details are shown in the referenced letter.

Referenced Letter

IVS 04/0952

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS04NA

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2001, DUE 2004 ,would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

Referenced Letter

IVS 04/0950

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 ,would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

IVS 04/0947

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS063A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006, would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

Referenced Letter

IVS 04/0945

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007, would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

IVS 04/0941

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 , would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

Referenced Letter

IVS 04/0943

June 9, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 , would like to inform you that the company will closed the registered book on 12.00 on June 21,2004 for delivery the documents to bondholders regarding to the merger and acquisition with the Thai Military Bank plc.

AIS

RECEIVED
2004 JUN 14 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

June 7, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 069/2004**

  Subject: Report on the offering of warrants to purchase ordinary shares to directors and employees for Grant III (ESOP Grant III)

  Date: June 4, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

[signature]

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
June 4, 2004

RECEIVED
2004 JUN 14 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 069/2004

June 4, 2004

Subject: Report on the offering of warrants to purchase ordinary shares to directors and employees for Grant III (ESOP Grant III)

To: The President
The Stock Exchange of Thailand

According to Advanced Info Service Public Company Limited ("the Company") issued and offered 8,999,500 units of warrants to purchase the Company's ordinary shares to directors and employees (ESOP Grant III) at the exercise price Baht 91.79 per share on May 31, 2004, the Company would like to inform you that the warrant, (ESOP Grant III) have already been issued on May 31, 2004. The summary of terms and conditions for offering ESOP Grant III are as follows;

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer
Total Number of Warrants to be Offered	8,999,500 units
Offering Price per Unit	-None-
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	Baht 91.79 per share
Issued and offered Date	May 31, 2004